United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032
(860)728-7000

May 5, 2016

Via EDGAR

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    United Technologies Corporation
Commission File No. 001-00812
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed on February 11, 2016
Staff Comment Letter Dated May 4, 2016
Request for Extension

Dear Mr. Shenk:

As discussed during a teleconference with Mr. Daniel Leslie on May 4, 2016, United Technologies Corporation hereby respectfully confirms that it will provide a response to the referenced Staff Comment Letter dated May 4, 2016 on or before May 27, 2016.  Please do not hesitate to contact me at (860)728-7000 if you have any questions.

Sincerely,

/s/ Peter J. Graber-Lipperman
Peter J. Graber-Lipperman
Corporate Vice President, Secretary & Associate General Counsel

cc: Daniel Leslie (Division of Corporation Finance)
     Theresa Messinese (Division of Corporation Finance)